201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

May 27, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Oral Comments on May 24, 2016 and May 25, 2016
Amendment No. 7 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 7 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the oral comments received on May 24, 2016 and May 25, 2016.

Interim Financial Statements

1.	Please update the financial information through March 31, 2016

Response:	We have included the unaudited interim financial statements through March 31, 2016 and have made the necessary disclosures throughout the registration statement.

Exhibits

2.	Please have the prior auditors update their consents to the date of the filing and correct the dates contained in their consent to match the audit report.

Response:	The Company’s independent auditors have has modified their reports to correct the errors.

We believe the foregoing changes have adequately addressed the SEC’s comments.

Ms. Amanda Ravitz

May 27, 2016

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc:	Victor Shvetsky, Chief Executive Officer
Michael T. Connette, Esq.